CM Life Sciences, Inc.

c/o Corvex Management LP
667 Madison Avenue

New York, New York 10065

August 28, 2020

VIA EDGAR

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CM Life Sciences, Inc.
Registration Statement on Form S-1
Filed August 14, 2020, as amended
File No. 333-246251

Dear Ms. Dorin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, CM Life Sciences, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 1, 2020, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

CM Life Sciences, Inc.

By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

cc:	Colin Diamond, White & Case LLP
Joel Rubinstein, White & Case LLP

cc:	Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP